UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CLEARSIDE BIOMEDICAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

185063104

(CUSIP Number)

DECEMBER 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 185063104	Page 2 of 7

(1)	Name of Reporting Persons RMI Investments S.a.r.l.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 1,495,500
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 1,495,500
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,495,500
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.9%[1]
(12)	Type of Reporting Person (See Instructions) CO

[1]	This percentage is calculated based upon 25,354,651 shares of the Issuer’s common stock outstanding as of December 31, 2017, as provided to the reporting person by the Issuer.

SCHEDULE 13G

CUSIP No. 185063104	Page 3 of 7

(1)	Name of Reporting Persons RusnanoMedInvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 1,495,500
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 1,495,500
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,495,500
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.9%[1]
(12)	Type of Reporting Person (See Instructions) CO

[1]	This percentage is calculated based upon 25,354,651 shares of the Issuer’s common stock outstanding as of December 31, 2017, as provided to the reporting person by the Issuer.

SCHEDULE 13G

CUSIP No. 185063104	Page 4 of 7

Item 1.
	(a)	Name of Issuer
Clearside Biomedical, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
900 North Point Parkway, Suite 200
Alpharetta, Georgia 30005

Item 2.
	(a)	Name of Person Filing
RMI Investments S.a.r.l.
RusnanoMedInvest LLC

	(b)	Address of Principal Business Office or, if none, Residence
c/o RMI Investments S.a.r.l.
7, rue Robert Stümper
L-2557 Luxembourg

	(c)	Citizenship
RMI Investments S.a.r.l.–Luxembourg
RusnanoMedInvest LLC–Russian Federation

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
185063104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned: See the responses to Item 9 on the attached cover pages. RMI Investments S.a.r.l. is a wholly-owned subsidiary of RusnanoMedInvest LLC. RusnanoMedInvest LLC is the beneficiary of the Reporting Person.

	(b)	Percent of Class: See the responses to Item 11 on the attached cover pages.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

SCHEDULE 13G

CUSIP No. 185063104	Page 5 of 7

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

RMI Investments S.a.r.l.

By:	/s/ Pavel Iliev Name: Pavel Iliev Title: Category A Manager

RusnanoMedInvest LLC

By:	/s/ Vladimir Gurdus Name: Vladimir Gurdus Title: CEO of RMI Partners LLC, Managing Company for RusnanoMedInvest LLC

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of Clearside Biomedical, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

RMI Investments S.a.r.l.

By:	/s/ Pavel Iliev Name: Pavel Iliev Title: Category A Manager Date: February 9, 2018

RusnanoMedInvest LLC

By:	/s/ Vladimir Gurdus Name: Vladimir Gurdus Title: CEO of RMI Partners LLC, Managing Company for RusnanoMedInvest LLC Date: February 9, 2018